SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 19, 2009
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BLADEX REPORTS FULL YEAR NET INCOME OF $55.1 MILLION; $1.51 PER SHARE.

ACCOUNTING CLASSIFICATION OF CERTAIN SECURITIES FINANCING (REPOS)
AS SALES RESULTS IN FOURTH QUARTER LOSS OF $4.3 MILLION;
ACCOUNTING TREATMENT DOES NOT DECREASE CAPITAL, NOR IMPACT
CASH FLOW, LIQUIDITY, OR ASSET QUALITY.

PANAMA CITY, February 13, 2009 – Banco Latinoamericano de Exportaciones (NYSE: BLX, “Bladex” or “the Bank”) today reported net income of $55.1 million and diluted earnings per share of $1.51 for the year ended December 31, 2008. These results include the impact of classifying certain securities financings (repos) as outright sales. The Bank reported diluted earnings per share of $1.98 for the year ended December 31, 2007.

Excluding the impact of the sales-accounting treatment, required by the application of Financial Accounting Standards Board (“FASB”) Statement No. 140, as well as the positive impact of (“FASB”) Statement No. 157 during a particularly volatile fourth quarter, the Bank’s net income for 2008 would have been $67.8 million, or $1.86 per share, and its fourth quarter income would have amounted to $8.4 million, or $0.23 per share.  See “Non-GAAP Disclosures and Reconciliation” in Exhibit XIII for the reconciliation between the Bank’s non-GAAP and GAAP reported income.

The Bank has regularly entered into repo arrangements as part of its financing activities.  Accounting for the repo transactions as sales did not decrease net stockholders’ equity, and had no impact on the Bank’s cash flow, liquidity, or asset quality.  Based on the structure of its new repos, the Bank does not expect the need for any further sales-accounting treatments in the future.

Annual Business Highlights

•
Commercial Division’s net operating income(1) for 2008 was $58.3 million, the highest in the last five years, representing an increase of 37% compared to 2007, mainly due to increased average loan balances during the first three quarters of the year, as well as increased lending margins.

•	Asset Management Division’s net operating income for 2008 was $12.3 million compared to $18.5 million in 2007, representing a return of 12.2% on assets under management.

•	Liquidity (2) as of December 31, 2008 was $826 million, compared to $396 million as of December 31, 2007.

•
The Bank’s Tier 1 capital ratio as of December 31, 2008 was 20.4%, compared to 20.9% as of December 31, 2007. The Bank’s leverage on these dates was 7.6x and 7.7x, respectively. The Bank’s equity consists entirely of common shares.

•
As of December 31, 2008, the Bank reported zero past due credits in its portfolio, as has been the case since 2006.  The ratio of the allowance for credit losses to the commercial portfolio was 2.8%, compared to 2.0% in September 30, 2008, and to 1.9% as of December 31, 2007.

•
After three quarters of growth, the Bank reduced its credit portfolio by $1.3 billion in the fourth quarter, as it built liquidity, collected vulnerable exposures, and/or concentrations, and preserved its strong capitalization in response to deteriorating macroeconomic conditions.

•
Treasury Division reported a net operating loss of $16.3 million in 2008, compared to net income of $10.0 million in 2007.  The 2008 results were driven by the accounting treatment related to certain securities-based financing transactions (repos), which were recorded as sales.  The Bank has routinely entered into repo transactions as part of its normal business operations, accounting for the repos as financing transactions. However, a particularly tight interbank market caused the Bank to contract some repos under new terms that resulted in the Bank receiving less cash for the value of the underlying securities (“repo haircuts” or “haircuts”) than it had under normal market conditions.  Based on the application of FASB Statement No. 140 and related guidance, the Bank determined that the repo transactions contracted under the new terms should be treated as sales of the underlying securities, rather than as financings (borrowings).

While the Bank fully expects to unwind the repo transactions at maturity and repurchase the underlying securities in March, 2009, the sales-accounting treatment of the repo transactions involved, resulted in a $25.0 million non-cash charge to earnings.

Given that the Bank accounted for changes in the fair value of both the securities portfolio and the corresponding Interest Rate Swap hedges through unrealized gains and losses in the Other Comprehensive Income account (“OCI”), the charge to earnings had no detrimental impact on the Bank’s USGAAP capital.  Furthermore, the non-cash nature of the accounting treatment signifies that liquidity was unaffected.  Finally, with the underlying securities current as to interest and principal, the Bank’s asset quality also remained unaffected.  The Bank may reverse part or all of the accounting-related charge in future reporting periods if it sells the securities at a gain, or through the maturity of the instruments.

2

The Bank has changed the structure of its securities financing (repos) to avoid the need for sale treatment in the future.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank's results, “Working within a challenging financial environment, Bladex achieved solid results for the year, and maintained the Bank’s strong fundamentals.  While Bladex’s performance during the first nine months of the year was strong, a deteriorating economic environment during the fourth quarter compelled us to respond decisively.  We took action by collecting on loans to vulnerable sectors and building record levels of liquidity in anticipation of a year-end crunch that thankfully did not materialize.

As part of Bladex’s efforts to strengthen liquidity, the Bank extended the tenor of its repo financings.  Given the extraordinarily tight market liquidity conditions that prevailed during the period, the extended tenors implied discounts from fair market value (“repo haircuts”) that required some of these transactions to be accounted as outright sales.  The resulting charge did not decrease the Bank’s capital and had no impact on the Bank’s liquidity, cash flow, asset quality, or any of the fundamentals underpinning the strength of our Company.

Going forward in 2009, despite a global economy undergoing significant stress, Bladex continues to generate solid business opportunities.  The Bank is leveraging its position as the premier provider of trade finance services within a less competitive environment, continuing to widen intermediation margins. In addition, Bladex’s Asset Management Division is boosting the Bank’s profitability through its consistent ability to generate positive results under a variety of market conditions.

The Bank is aware of the limitations imposed on growth by the tight liquidity conditions in the interbank markets and of the strains imposed on the portfolio by a global economic crisis that does not appear to have reached bottom yet, and that is likely to persist for some time.  Until this challenging environment begins to improve, we will continue to manage the Bank being especially mindful of the need to carefully balance risks and opportunities to best protect the interests of our shareholders and the value of Bladex’s franchise. "

3

RESULTS BY BUSINESS SEGMENT

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities.  Net operating income includes net interest income from loans, fee income, and net allocated operating expenses.

Net operating income for 2008 amounted to $58.3 million, compared to $42.7 million in 2007.  The $15.6 million, or 37%, increase during the year was primarily due to increasing average loan balances ($352 million, or 10%) during the first three quarters, as well as to increasing lending margins.  Weighted average lending spreads(5) increased 57 bps, or 56%, during the year.  Weighted average lending spreads on new disbursements during 2008 increased 106 bps to 1.94%.

Net operating income for the fourth quarter 2008 reached $13.8 million, representing a decrease of 17% compared to the third quarter 2008, and an increase of 22% from the fourth quarter 2007, on lower end of period earning assets of $2,614 million.

Weighted average lending spreads on new disbursements during the quarter were 3.53%, a 147 bps, or 71%, increase with respect to the previous quarter.  Although weighted average lending spreads(5) increased by 16 bps (9%). during the quarter, this alone was not sufficient to offset the impact of the smaller portfolio resulting from the Bank’s pre-emptive collection efforts.

The following graph illustrates the trend in quarterly lending spreads:

4

The average commercial portfolio increased 6% during the year, including the impact of a decrease of 21% during the fourth quarter, during which the Bank slowed its lending activities in line with an adverse economic environment, collecting maturities in vulnerable sectors, building liquidity balances, and responding to tighter funding sources.  In line with this strategy, credit disbursements during the fourth quarter decreased to $685 million, 55% lower than in the previous quarter.  (Please refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.)

5

The commercial portfolio includes loans, letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s traditional intermediation activities.  See Exhibit X for information related to the Bank’s commercial portfolio distribution by country.

The commercial portfolio continues to be short-term and trade-related in nature, with 65%, or $2,002 million, maturing on or before December 31, 2009.  Trade financing operations represent 66% of the commercial portfolio.

As of December 31, 2008, the Bank had zero credits in non-accruing or past-due status.

6

The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net operating income is presented net of allocated operating expenses, and includes net interest income on treasuries activities and net other income (expense) related to treasury activities (12).

The Division’s main focus during the fourth quarter was strengthening the Bank’s liquidity.  As a result, December 31, 2008 liquidity balances reached $826 million, compared to $396 million a year earlier.

In the aftermath of the collapse of Lehman Brothers, Bladex executed 10 repos for which it received $138 million in financing.  The transactions are all scheduled to mature in the second half of March, 2009.

According to FASB Statement No. 140 and related guidance, the larger haircuts applied to the repos as a result of market conditions, implied that the Bank had to recognize them as outright securities sales, rather than as secured borrowings (financing), as it had done previously.  This accounting treatment led to a non-cash charge to earnings of $25.0 million. In the stockholders equity accounts, the charge to earnings was offset by a reduction in the OCI, where the mark-to-market impact of the securities portfolio is recorded.

Treasury Division's reported net operating loss for 2008 was $16.3 million, compared to net operating income of $10.0 million in 2007.  The results were driven mainly by the $25.0 million accounting treatment described in the previous two paragraphs, partially offset by a $12.2 million gain related to the application of FASB Statement No. 157 to the Bank’s local funding cross currency swaps during a particularly volatile fourth quarter.  The Division’s $19.6 million net operating loss for the fourth quarter was mainly driven by the same factors.

The year-end portfolio of securities available for sale totaled $608 million, representing a decrease of 21% from September 30, 2008, and an increase of 30% from December 31, 2007.  As of December 31, 2008, the securities portfolio represented 17% of the Bank’s total credit portfolio, and consisted mostly of Latin American securities, 82% of which were sovereign and state owned risk in nature (please refer to Exhibit XI for a per country distribution of the investment securities in the available for sale portfolio).

7

In the available for sale portfolio, and in order to hedge the instruments’ interest rate risk, the Bank enters into interest rate swap agreements to convert the securities from fixed to floating rate instruments. The available for sale portfolio is marked to market, with the impact recorded in stockholders’ equity through the OCI which, for the fourth quarter 2008, recorded a $28 million decrease, mostly reflecting the diminished market valuation of the securities portfolio.  For the full year 2008, the OCI impact on stockholders’ equity was a reduction of $62 million (Please refer to Exhibit I and notes 9 and 10.)

As of December 31, 2008, deposit balances totaled $1,169 million, $382 million (25%) lower than September 30, 2008, and $293 million (20%) lower than the fourth quarter 2007.  The reduction was mainly due to liquidity needs of depositors in the face of diminished international capital markets flows.  By January 31, 2009, balances had stabilized, totaling $1,194 million.

The Asset Management Division incorporates the Bank’s asset management activities. The Division’s Investment Fund follows a Latin America macro strategy, utilizing a combination of products (Foreign Exchange, Equity Indices, Interest Rate Swaps, and Credit Derivative Products) to establish long and short positions in Latin America markets. The Fund was ranked #1 by Eurekahedge among hedge funds with over $50 million in assets under management.  As of December 31, 2008, Bladex owned 96.89% of the Fund.

Capital preservation is one of the Fund’s driving objectives, with trading strategy emphasizing high liquidity, moderate volatility, and lower leverage.  As of December 31, 2008, 98.5% of the fund’s net assets were temporarily invested in cash.

The Division’s Net Operating Income is presented net of allocated operating expenses, and includes net interest income on investment fund, as well as net gains (losses) from investment fund trading, and other related income (loss).

Net operating income in the fourth quarter, totaled $1.2 million, compared to a loss of $2.1 million in the prior quarter, and compared to net operating income of $1.8 million in the fourth quarter 2007.  The increase in the fourth quarter 2008 when compared to the third quarter 2008 was due to increased net gains by negotiation at the Investment Fund.  The decrease when compared to the fourth quarter 2007 was due to lower net interest income, largely the result of decreased market interest rates.

8

As of December 31, 2008, the Investment Fund’s balance totaled $151 million, compared to $150 million as of September 30, 2008, and compared to $128 million as of December 31, 2007, when balances under management included $47 million in funds placed with the Bank.

Based on the beginning of the year net asset value (“NAV”), 2008 return on Bladex’s investment in the Fund was 12.2%.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

9

The following graphs illustrate trends in Net Operating Income and Return on Average Stockholders’ Equity for the following periods:

10

NET INTEREST INCOME AND MARGINS

  * Net interest income divided by average balance of interest-earning assets.

For the year 2008, net interest income amounted to $77.8 million, an increase of $7.3 million, or 10% from 2007, reflecting mostly increased lending spreads and higher average loan volumes in the Commercial Division, which offset the decrease in the average loan portfolio in the fourth quarter, 2008.

Net interest income in the fourth quarter 2008 reached $14.7 million, a decrease of 32%, or $7.0 million, from the third quarter 2008, largely the result of lower average loan volumes, the cost of funding higher liquidity, and lower market interest rates.

FEES AND COMMISSIONS

 * Net of commission expenses

11

During 2008, and compared to 2007, fees and commissions increased 31% or $1.7 million, mostly reflecting increased income from letters of credit.

Fees and commissions in the fourth quarter 2008 decreased 43%, or $1.0 million, compared to the previous quarter, and 20%, or $0.3 million, from fourth quarter 2007, reflecting mostly decreased volumes of letters of credit, as the Bank reduced exposure to vulnerable industries towards year-end.

12

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

The allowance for credit losses amounted to $85.4 million.  The ratio of the allowance for credit losses to the commercial portfolio was 2.8%, compared to 2.0% in September 30, 2008, and compared to 1.9% as of December 31, 2007.  The increase in the allowance for credit losses to the commercial portfolio reflects the impact of increasing risk levels in the Region on the Bank’s reserve model.

OPERATING EXPENSES

Operating expenses for 2008 were $40.0 million, an increase of $3.0 million, compared to 2007.  The increase was primarily driven by the $1.7 million cost of general growth in the Investment Fund, the $1.0 million cost of the write-off of an information technology application, a $1.2 million increase in other operating expenses, and a $0.6 million increase in professional services expenses.  Offsetting these increases was a $1.8 million decrease in salaries and other employee expenses mostly related to a 33% decrease in employee variable compensation.

Total operating expenses for the fourth quarter amounted to $9.7 million, an increase of $1.0 million compared to the third quarter 2008, principally due to a $0.7 million increase in direct expenses of the Investment Fund, and a $0.7 million increase in professional services mainly associated with legal expenses.

13

OTHER EVENTS

▪
Fourth Quarter – Common Dividend Payment:   On February 9, 2009, the Bank paid a regular quarterly dividend of $0.22 per share, pertaining to the fourth quarter 2008 to stockholders of record as of January 29, 2009.

▪	The Bank has adjusted its infrastructure in line with the new challenges facing the industry. Accordingly, during the first week of February, 2009, the Bank reduced its headcount by 12%.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged deposits.

(3)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:Commercial Division: Net fees and commissions and Net related other income (expense). Treasury Division: net gains on sale of securities available for sale, impact of derivative hedging instruments, gain (losses) on foreign currency exchange, and gain (losses) from trading securities. Asset Management Division: Gain from investment fund trading and related other income (expense).

(4)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(5)	Lending spreads are calculated as loan portfolio weighted average lending spread net of weighted average Libor-based cost rate, excluding loan commissions.

(6)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(7)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(8)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(9)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(10)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from activities of hedging derivative instruments; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

14

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

Non-GAAP Disclosures and Reconciliation

This press release contains non-GAAP financial information relating to the Bank's income. The Bank believes that the presentation of non-GAAP financial information provides important supplementary information to investors regarding financial and business trends relating to the Bank's financial condition and results of operations. The non-GAAP financial measures disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from, and therefore may not be comparable to, similarly titles measures used by other companies.

15

The non-GAAP financial information excludes the accounting classification of certain securities financings (repos) as outright sales required by accounting rule FASB Statement No. 140, as well as the positive impact of FASB Statement No. 157.   The Bank believes that the presentation of the non-GAAP net income excluding these accounting impacts may enhance the comparability of the Bank's net income for the year ended December 31, 2008 with that of other periods because (1) the FASB Statement No. 140 accounting treatment does not decrease the Bank’s capital, nor impact the Bank’s cash flow, liquidity, or asset quality, (2) the non-GAAP information reflects the manner in which the Bank accounted for repos under historically prevalent market conditions, and (3) the non-GAAP information excludes the positive impact of FASB Statement No. 157 during an extraordinarily volatile fourth quarter 2008.

We have provided for your reference in Exhibit XIV supplemental financial disclosure for the non-GAAP financial measure of net income described above, including the most directly comparable GAAP financial measure and an associated reconciliation.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2008, Bladex had disbursed accumulated credits of over $158 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 13, 2009 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 13, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 71407734.

For more information, please access www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8630
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

16

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2008	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$402	$445	$901	$455	102%	$499	124%
Trading assets	0	0	45	45	n.m. (*)	45	n.m. (*)
Securities available for sale	468	774	608	(166)	(21)	140	30
Securities held to maturity	0	29	28	(0)	(1)	28	n.m. (*)
Investment fund	82	150	151	1	1	69	84
Loans	3,732	3,868	2,619	(1,250)	(32)	(1,113)	(30)
Less:
Allowance for loan losses	(70)	(69)	(55)	14	(21)	15	(22)
Unearned income and deferred loan fees	(6)	(6)	(5)	1	(20)	1	(21)
Loans, net	3,656	3,793	2,559	(1,234)	(33)	(1,097)	(30)

Customers' liabilities under acceptances	9	90	1	(89)	(98)	(8)	(85)
Premises and equipment, net	10	8	8	(0)	(1)	(2)	(22)
Accrued interest receivable	62	53	46	(7)	(12)	(16)	(26)
Derivative financial instruments held for hedging purposes - asset	0	1	8	7	880	8	n.m. (*)
Other assets	9	9	7	(1)	(15)	(1)	(16)

TOTAL ASSETS	$4,699	$5,351	$4,363	$(988)	(18)%	$(336)	(7)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$111	$96	$113	$17	18%	$2	1%
Time	1,351	1,455	1,056	(399)	(27)	(295)	(22)
Total Deposits	1,462	1,551	1,169	(382)	(25)	(293)	(20)

Trading liabilities	0	0	14	14	n.m. (*)	14	n.m. (*)
Securities sold under repurchase agreements	283	652	474	(177)	(27)	191	67
Short-term borrowings	1,221	1,022	739	(283)	(28)	(483)	(40)
Long-term debt and borrowings	1,010	1,296	1,205	(91)	(7)	195	19
Acceptances outstanding	9	90	1	(89)	(98)	(8)	(85)
Accrued interest payable	39	36	33	(4)	(10)	(6)	(15)
Derivative financial instruments held for hedging purposes - liability	17	41	92	51	124	75	444
Reserve for losses on off-balance sheet credit risk	14	17	31	14	82	17	124
Other liabilities	31	25	26	0	1	(5)	(16)
TOTAL LIABILITIES	$4,086	$4,731	$3,784	$(947)	(20)%	$(303)	(7)%

Minority interest in investment fund	0	6	5	(1)	(23)	5	n.m. (*)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in exces of assigned value	135	135	136	0	0	0	0
Capital reserves	95	95	95	0	0	0	0
Retained earnings	245	281	268	(12)	(4)	23	9
Accumulated other comprehensive income (loss)	(10)	(44)	(72)	(28)	63	(62)	648
Treasury stock	(134)	(133)	(133)	0	(0)	1	(1)

TOTAL STOCKHOLDERS' EQUITY	$612	$614	$574	$(40)	(7)%	$(38)	(6)%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,699	$5,351	$4,363	$(988)	(18)%	$(336)	(7)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2008	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share amounts and ratios)
INCOME STATEMENT DATA:
Interest income	$71,992	$63,853	$51,268	$(12,585)	(20)%	$(20,724)	(29)%
Interest expense	(52,864)	(42,093)	(36,547)	5,546	(13)	16,317	(31)
NET INTEREST INCOME	19,127	21,760	14,721	(7,039)	(32)	(4,406)	(23)
Reversal for loan losses	2,980	842	14,495	13,654	1,622	11,515	386

NET INTEREST INCOME AFTER REVERSAL
FOR LOAN LOSSES	22,107	22,602	29,217	6,615	29	7,109	32

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(3,235)	(654)	(13,830)	(13,177)	2,016	(10,596)	328
Fees and commissions, net	1,582	2,222	1,267	(955)	(43)	(315)	(20)
Activities of hedging derivative instruments	(212)	41	9,993	9,951	24,041	10,204	n.m. (*)
Impairment on assets	0	0	(428)	(428)	n.m. (*)	(428)	n.m. (*)
Net gain (loss) from investment fund trading	3,471	(1,083)	3,587	4,670	(431)	116	3
Net gain (loss) from trading securities	4	(23)	(20,994)	(20,972)	92,916	(20,998)	n.m. (*)
Net gains (loss) on sale of securities available for sale	2,226	0	(2,028)	(2,028)	n.m. (*)	(4,254)	(191)
Gain (loss) on foreign currency exchange	181	(895)	(1,439)	(544)	61	(1,619)	(897)
Other income (expense), net	(64)	440	116	(324)	(74)	180	(281)
NET OTHER INCOME (EXPENSE)	3,954	50	(23,756)	(23,806)	(47,803)	(27,710)	(701)

OPERATING EXPENSES:
Salaries and other employee expenses	(6,687)	(5,247)	(4,481)	765	(15)	2,206	(33)
Depreciation, amortization and impairment	(668)	(724)	(667)	57	(8)	1	(0)
Professional services	(700)	(584)	(1,330)	(746)	128	(630)	90
Maintenance and repairs	(370)	(340)	(352)	(12)	4	18	(5)
Investment fund expenses	(306)	342	(358)	(700)	(205)	(51)	17
Other operating expenses	(1,796)	(2,155)	(2,510)	(354)	16	(714)	40
TOTAL OPERATING EXPENSES	(10,527)	(8,708)	(9,697)	(990)	11	830	(8)

INCOME (LOSS) BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$15,534	$13,944	$(4,237)	$(18,181)	(130)	$(19,771)	(127)

Minority interest in the investment fund	0	24	(79)	(103)	(426)	(79)	n.m. (*)

NET INCOME (LOSS)	$15,534	$13,968	$(4,316)	$(18,284)	(131)%	$(19,850)	(128)%

PER COMMON SHARE DATA:
Net income (loss) per share	0.43	0.38	(0.12)
Diluted earnings (loss) per share	0.43	0.38	(0.12)

Average basic shares	36,370	36,396	36,413
Average diluted shares	36,367	36,449	36,474

PERFORMANCE RATIOS:
Return on average assets	1.4%	1.0%	-0.4%
Return on average stockholders' equity	9.9%	8.6%	-3.0%
Net interest margin	1.70%	1.61%	1.24%
Net interest spread	0.82%	1.10%	0.68%
Operating expenses to total average assets	0.93%	0.64%	0.81%

(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE TWELVE MONTHS ENDED DECEMBER 31,
	2007	2008
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$70,571	$77,847
Fees and commissions, net	5,555	7,252
Reversal of provision for loan and off-balance sheet credit losses, net	1,475	1,544
Activities of hedging derivative instruments	(989)	9,956
Impairment on assets	(500)	(767)
Net gains from investment fund trading	23,877	21,357
Net gain (loss) from trading securities	(12)	(20,998)
Net gains on sale of securities available for sale	9,119	67
Loss on foreign currency exchange	115	(1,596)
Other income (expense) net	(7)	656
Operating expenses	(37,027)	(39,990)
INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$72,177	$55,326
Minority interest in the investment fund	0	(207)
NET INCOME	$72,177	$55,119
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	468	681
Investment fund	82	151
Loans, net	3,656	2,559
Total assets	4,699	4,363
Deposits	1,462	1,169
Securities sold under repurchase agreements	283	474
Short-term borrowings	1,221	739
Long-term debt and borrowings	1,010	1,205
Total liabilities	4,086	3,784
Stockholders' equity	612	574
PER COMMON SHARE DATA:
Net income per share	1.99	1.51
Diluted earnings per share	1.98	1.51
Book value (period average)	16.67	16.86
Book value (period end)	16.83	15.77
(In thousand):
Average basic shares	36,349	36,388
Average diluted shares	36,414	36,440
Basic shares period end	36,370	36,413
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.8%	1.1%
Return on average stockholders' equity	11.9%	9.0%
Net interest margin	1.73%	1.55%
Net interest spread	0.78%	0.98%
Operating expenses to total average assets	0.90%	0.79%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	-0.2%	-0.1%
Allowance for loan losses to total loan portfolio (1)	1.9%	2.1%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.5%	6.9%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.0%	13.2%
Tier 1 capital to risk-weighted assets	21.2%	20.4%
Total capital to risk-weighted assets	22.4%	21.6%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV
CONSOLIDATED STATEMENTS OF INCOME

	FOR THE TWELVE MONTHS
	ENDED DECEMBER 31,
	2007	2008	CHANGE	%
	(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$264,869	$244,243	$(20,627)	(8)%
Interest expense	(194,299)	(166,396)	27,903	(14)
NET INTEREST INCOME	70,571	77,847	7,276	10
Reversal (provision) for loan losses	(11,994)	18,540	30,534	(255)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	58,577	96,387	37,810	65

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,468	(16,997)	(30,465)	(226)
Fees and commissions, net	5,555	7,252	1,696	31
Activities of hedging derivative instruments	(989)	9,956	10,944	n.m. (*)
Impairment on assets	(500)	(767)	(267)	53
Net gains from investment fund trading	23,877	21,357	(2,520)	(11)
Net loss from trading securities	(12)	(20,998)	(20,986)	n.m. (*)
Net gains on sale of securities available for sale	9,119	67	(9,053)	(99)
Gain (loss) on foreign currency exchange	115	(1,596)	(1,711)	n.m. (*)
Other income (expense), net	(7)	656	662	n.m. (*)
NET OTHER INCOME (EXPENSE)	50,628	(1,071)	(51,699)	(102)

OPERATING EXPENSES:
Salaries and other employee expenses	(22,049)	(20,227)	1,822	(8)
Depreciation, amortization and impairment	(2,556)	(3,720)	(1,164)	46
Professional services	(3,181)	(3,765)	(584)	18
Maintenance and repairs	(1,188)	(1,357)	(168)	14
Investment fund expenses	(381)	(2,065)	(1,684)	442
Other operating expenses	(7,673)	(8,856)	(1,183)	15
TOTAL OPERATING EXPENSES	(37,027)	(39,990)	(2,963)	8

INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$72,177	$55,326	$(16,851)	(23)

Minority interest in the investment fund	0	(207)	(207)	n.m. (*)

NET INCOME	$72,177	$55,119	$(17,059)	(24)%

(*) "n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	December 31, 2007			September 30, 2008			December 31, 2008
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$308	$3.7	4.65%	$394	$2.1	2.08%	$571	$0.6	0.43%
Loans, net of unearned income & deferred loan fees	3,638	60.2	6.47	4,021	51.7	5.03	3,186	43.3	5.32
Trading assets	(0)	0.0	0.00	0	0.0	n.m. (*)	(0)	0.6	n.m. (*)
Investment securities	406	6.4	6.17	821	9.0	4.27	803	6.1	2.98
Investment fund	104	1.8	6.61	147	1.1	2.91	150	0.6	1.55

TOTAL INTEREST EARNING ASSETS	$4,456	$72.0	6.32%	$5,383	$63.9	4.64%	$4,710	$51.3	4.26%

Non interest earning assets	102			91			93
Allowance for loan losses	(73)			(70)			(69)
Other assets	9			18			16

TOTAL ASSETS	$4,495			$5,422			$4,750

INTEREST BEARING LIABILITIES
Deposits	$1,368	$17.6	5.05%	$1,677	$10.9	2.54%	$1,285	$8.1	2.46%
Investment fund	0	1.0	n.m. (*)	0	0.6	n.m. (*)	0	0.4	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings	1,391	19.0	5.34	1,692	16.1	3.73	1,473	12.7	3.37
Long-term debt and borrowings	1,002	15.3	5.97	1,277	14.5	4.43	1,233	15.4	4.89

TOTAL INTEREST BEARING LIABILITIES	$3,760	$52.9	5.50%	$4,647	$42.1	3.54%	$3,992	$36.5	3.58%

Non interest bearing liabilities and other liabilities	$114			$128			$187

TOTAL LIABILITIES	3,875			4,775			4,178

Minority interest in investment fund	0			4			6

STOCKHOLDERS' EQUITY	620			644			566

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,495			$5,422			$4,750

NET INTEREST SPREAD			0.82%			1.10%			0.68%
NET INTEREST INCOME AND NET INTEREST MARGIN		$19.1	1.70%		$21.8	1.61%		$14.7	1.24%

(*) "n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED,
	December 31, 2007			December 31, 2008
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest bearing deposits with banks	$248	$12.7	5.06%	$414	$7.6	1.80%
Loans, net of unearned income & deferred loan fees	3,366	221.6	6.49	3,718	200.0	5.29
Trading assets	(0)	0.0	0.00	(0)	0.6	n.m. (*)
Investment securities	345	20.9	5.99	756	32.5	4.23
Investment fund	113	9.6	8.40	138	3.5	2.49

TOTAL INTEREST EARNING ASSETS	$4,072	$264.9	6.42%	$5,025	$244.2	4.78%

Non interest earning assets	88			93
Allowance for loan losses	(62)			(70)
Other assets	11			15

TOTAL ASSETS	$4,108			$5,064

INTEREST BEARING LIABILITIES

Deposits	$1,321	$70.4	5.26%	$1,500	$44.4	2.91%
Investment fund	0	4.2	n.m. (*)	0	2.3	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings	1,272	70.3	5.45	1,629	63.2	3.82
Long-term debt and borrowings	809	49.4	6.02	1,182	56.5	4.70

TOTAL INTEREST BEARING LIABILITIES	$3,402	$194.3	5.63%	$4,310	$166.4	3.80%

Non interest bearing liabilities and other liabilities	$100			$137

TOTAL LIABILITIES	3,502			4,448

Minority interest in investment fund	0			3

STOCKHOLDERS' EQUITY	606			613

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,108			$5,064

NET INTEREST SPREAD			0.78%			0.98%
NET INTEREST INCOME AND NET INTEREST MARGIN		$70.6	1.73%		$77.8	1.55%

(*) "n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	TWELVE MONTHS						TWELVE MONTHS
	ENDED	FOR THE THREE MONTHS ENDED					ENDED
	DEC 31/07	DEC 31/07	MAR 31/08	JUN 30/08	SEP 30/08	DEC 31/08	DEC 31/08

INCOME STATEMENT DATA:
Interest income	$264,869	$71,992	$67,850	$61,271	$63,853	$51,268	$244,243
Interest expense	(194,299)	$(52,864)	(46,733)	(41,023)	(42,093)	(36,547)	(166,396)
NET INTEREST INCOME	70,571	19,127	21,118	20,248	21,760	14,721	77,847
Reversal (provision) for loan losses	(11,994)	2,980	0	3,204	842	14,495	18,540

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	58,577	22,107	21,118	23,451	22,602	29,217	96,387

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,468	(3,235)	0	(2,513)	(654)	(13,830)	(16,997)
Fees and commissions, net	5,555	1,582	1,799	1,964	2,222	1,267	7,252
Activities of hedging derivative instruments	(989)	(212)	(52)	(27)	41	9,993	9,956
Impairment on assets	(500)	0	0	(339)	0	(428)	(767)
Net gain (loss) from investment fund trading	23,877	3,471	5,377	13,476	(1,083)	3,587	21,357
Net gain (loss) from trading securities	(12)	4	(27)	45	(23)	(20,994)	(20,998)
Net gains (loss) on sale of securities available for sale	9,119	2,226	0	2,095	0	(2,028)	67
Gain (loss) on foreign currency exchange	115	181	184	554	(895)	(1,439)	(1,596)
Other income (expense), net.	(7)	(64)	40	59	440	116	656
NET OTHER INCOME (EXPENSE)	50,628	3,954	7,321	15,314	50	(23,756)	(1,071)

TOTAL OPERATING EXPENSES	(37,027)	(10,527)	(9,237)	(12,348)	(8,708)	(9,697)	(39,990)
INCOME (LOSS) BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$72,177	$15,534	$19,202	$26,417	$13,944	$(4,237)	$55,326

Minority interest in the investment fund	0	0	0	(153)	24	(79)	(207)

NET INCOME (LOSS)	$72,177	$15,534	$19,202	$26,264	$13,968	$(4,316)	$55,119

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income (loss) per share	$1.99	$0.43	$0.53	$0.72	$0.38	$(0.12)	$1.51
PERFORMANCE RATIOS
Return on average assets	1.8%	1.4%	1.6%	2.0%	1.0%	-0.4%	1.1%
Return on average stockholders' equity	11.9%	9.9%	12.6%	16.7%	8.6%	-3.0%	9.0%
Net interest margin	1.73%	1.70%	1.77%	1.56%	1.61%	1.24%	1.55%
Net interest spread	0.78%	0.82%	1.09%	1.05%	1.10%	0.68%	0.98%
Operating expenses to average assets	0.90%	0.93%	0.77%	0.95%	0.64%	0.81%	0.79%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/07	DEC 31/08	DEC 31/07	SEP 30/08	DEC 31/08

COMMERCIAL DIVISION:
Net interest income (1)	$64.5	$78.1	$17.8	$20.7	$18.6
Non-interest operating income (2)	5.3	7.7	1.5	2.7	1.4
Operating expenses (3)	(27.2)	(27.5)	(8.0)	(6.8)	(6.2)
Net operating income (4)	42.7	58.3	11.3	16.6	13.8
Reversal (provision) for loan and off-balance sheet credit losses, net	1.5	1.5	(0.3)	0.2	0.7
Impairment on assets	(0.5)	(0.8)	0.0	0.0	(0.4)
NET INCOME	$43.6	$59.1	$11.0	$16.8	$14.0
Average interest-earning assets (5)	3,366	3,718	3,638	4,021	3,186
End-of-period interest-earning assets (5)	3,726	2,614	3,726	3,862	2,614

TREASURY DIVISION:
Net interest income (1)	$5.9	$3.0	$1.7	$1.7	$(3.0)
Non-interest operating income (loss)(2)	8.4	(12.4)	2.2	(0.8)	(14.4)
Operating expenses (3)	(4.4)	(6.9)	(1.3)	(1.6)	(2.1)
Net operating income (loss) (4)	10.0	(16.3)	2.7	(0.7)	(19.6)
NET INCOME (LOSS)	$10.0	$(16.3)	$2.7	$(0.7)	$(19.6)
Average interest-earning assets (6)	593	1,170	714	1,214	1,374
End-of-period interest-earning assets (6)	870	1,582	870	1,248	1,582

ASSET MANAGEMENT DIVISION:
Net interest income (1)	$0.1	$(3.2)	$(0.4)	$(0.7)	$(0.9)
Non-interest operating income (loss)(2)	23.9	21.1	3.5	(1.1)	3.5
Operating expenses (3)	(5.5)	(5.6)	(1.2)	(0.3)	(1.4)
Net operating income (loss) (4)	18.5	12.3	1.8	(2.1)	1.2
NET INCOME (LOSS)	$18.5	$12.3	$1.8	$(2.1)	$1.2
Average interest-earning assets (7)	113	138	104	148	150
End-of-period interest-earning assets (7)	82	151	82	150	151

CONSOLIDATED:
Net interest income (1)	$70.6	$77.8	$19.1	$21.8	$14.7
Non-interest operating income (2)	37.7	16.5	7.2	0.7	(9.6)
Operating expenses (3)	(37.0)	(40.0)	(10.5)	(8.7)	(9.7)
Net operating income (4)	71.2	54.3	15.8	13.8	(4.6)
Reversal (provision) for loan and off-balance sheet credit losses, net	1.5	1.5	(0.3)	0.2	0.7
Recoveries (impairment), on assets	(0.5)	(0.8)	0.0	0.0	(0.4)
NET INCOME	$72.2	$55.1	$15.5	$14.0	$(4.3)
Average interest-earning assets	4,072	5,025	4,456	5,383	4,710
End-of-period interest-earning assets	4,678	4,347	4,678	5,259	4,347

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7) Includes investment fund.

EXHIBIT IX

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A) 31DEC07		(B) 30SEP08		(C) 31DEC08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$287	6.0	$258	5.1	$151	4.1	$(107)	$(136)
BOLIVIA	5	0.1	5	0.1	0	0.0	(5)	(5)
BRAZIL	1,728	36.4	1,785	35.5	1,571	42.8	(213)	(157)
CHILE	53	1.1	50	1.0	132	3.6	83	79
COLOMBIA	530	11.2	550	10.9	452	12.3	(98)	(78)
COSTA RICA	148	3.1	127	2.5	85	2.3	(42)	(64)
DOMINICAN REPUBLIC	105	2.2	92	1.8	69	1.9	(23)	(35)
ECUADOR	142	3.0	179	3.6	124	3.4	(55)	(18)
EL SALVADOR	59	1.2	126	2.5	91	2.5	(35)	32
GUATEMALA	102	2.2	127	2.5	65	1.8	(61)	(37)
HONDURAS	49	1.0	51	1.0	45	1.2	(6)	(4)
JAMAICA	93	2.0	67	1.3	15	0.4	(53)	(78)
MEXICO	451	9.5	552	11.0	477	13.0	(75)	25
NICARAGUA	13	0.3	31	0.6	4	0.1	(27)	(9)
PANAMA	222	4.7	181	3.6	125	3.4	(56)	(97)
PERU	484	10.2	463	9.2	77	2.1	(386)	(407)
TRINIDAD & TOBAGO	93	1.9	103	2.0	23	0.6	(80)	(70)
URUGUAY	0	0.0	65	1.3	45	1.2	(20)	45
VENEZUELA	169	3.5	147	2.9	62	1.7	(85)	(107)
OTHER	19	0.4	64	1.3	60	1.6	(4)	41

TOTAL CREDIT PORTFOLIO (1)	$4,753	100%	$5,021	100%	$3,673	100%	$(1,348)	$(1,080)

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(5)		1	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,747		$5,015		$3,669		$(1,347)	$(1,078)

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A) 31DEC07		(B) 30SEP08		(C) 31DEC08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$268	6.3	$258	6.1	$151	4.9	$(107)	$(117)
BOLIVIA	5	0.1	5	0.1	0	0.0	(5)	(5)
BRAZIL	1,600	37.4	1,636	38.5	1,441	47.0	(195)	(159)
CHILE	11	0.3	9	0.2	92	3.0	82	81
COLOMBIA	402	9.4	370	8.7	286	9.3	(84)	(116)
COSTA RICA	148	3.5	109	2.6	74	2.4	(34)	(74)
DOMINICAN REPUBLIC	92	2.1	83	2.0	62	2.0	(21)	(30)
ECUADOR	142	3.3	179	4.2	124	4.0	(55)	(18)
EL SALVADOR	48	1.1	67	1.6	76	2.5	9	28
GUATEMALA	102	2.4	83	2.0	65	2.1	(18)	(37)
HONDURAS	49	1.1	51	1.2	45	1.5	(6)	(4)
JAMAICA	93	2.2	67	1.6	15	0.5	(53)	(78)
MEXICO	424	9.9	456	10.7	385	12.6	(71)	(40)
NICARAGUA	13	0.3	31	0.7	4	0.1	(27)	(9)
PANAMA	150	3.5	90	2.1	63	2.0	(27)	(87)
PERU	454	10.6	435	10.3	50	1.6	(386)	(405)
TRINIDAD & TOBAGO	93	2.2	103	2.4	23	0.8	(80)	(70)
URUGUAY	0	0.0	65	1.5	45	1.5	(20)	45
VENEZUELA	169	3.9	147	3.5	62	2.0	(85)	(107)
OTHER	19	0.4	1	0.0	0	0.0	(1)	(19)

TOTAL COMMERCIAL PORTFOLIO (1)	$4,281	100%	$4,245	100%	$3,062	100%	$(1,182)	$(1,219)

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(5)		1	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,275		$4,239		$3,058		$(1,181)	$(1,218)

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI

AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
COUNTRY	31DEC07	30SEP08	31DEC08	(C) - (B)	(C) - (A)

ARGENTINA	$20	$0	$0	$0	$(20)
BRAZIL	129	149	131	(18)	2
CHILE	42	41	41	0	(1)
COLOMBIA.	126	176	163	(14)	37
COSTA RICA	0	18	10	(8)	10
DOMINICAN REPUBLIC	13	9	7	(2)	(6)
EL SALVADOR	11	59	15	(44)	4
GUATEMALA	0	44	0	(44)	0
MEXICO	27	96	92	(4)	65
PANAMA	72	91	63	(29)	(10)
PERU	29	27	27	(0)	(2)
OTHER	0	63	60	(4)	60
TOTAL AVAILABLE FOR SALE PORTFOLIO	$468	$774	$608	$(166)	$140

EXHIBIT XII

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
COUNTRY	4QTR07	3QTR08	4QTR08	(C) - (B)	(C) - (A)

ARGENTINA	$115	$35	$0	$(35)	$(115)
BRAZIL	297	413	142	(271)	(156)
CHILE	1	0	83	83	82
COLOMBIA.	129	83	30	(53)	(99)
COSTA RICA	116	106	54	(52)	(61)
DOMINICAN REPUBLIC	81	99	57	(42)	(24)
ECUADOR	104	149	69	(81)	(36)
EL SALVADOR	43	72	26	(47)	(18)
GUATEMALA	64	10	28	18	(37)
HONDURAS	35	11	27	16	(8)
JAMAICA	129	54	3	(50)	(126)
MEXICO	187	146	31	(115)	(156)
NICARAGUA.	3	31	0	(31)	(3)
PANAMA	51	37	22	(15)	(28)
PERU	373	92	2	(90)	(371)
TRINIDAD & TOBAGO	84	76	0	(76)	(84)
URUGUAY	0	75	5	(70)	5
VENEZUELA	31	25	48	23	17
OTHER	18	0	58	58	40

TOTAL CREDIT DISBURSED (1)	$1,861	$1,515	$685	$(830)	$(1,176)

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).

EXHIBIT XIII

NON-GAAP DISCLOSURES AND RECONCILIATION
TREATMENT ON FASB STATEMENT NO. 140 AND FASB STATEMENT No. 157

	For the year ended December 31, 2008			For the three months ended December 31, 2008
(In US$ million)	Non USGAAP financial information	Treatment on FASB No. 140 and FASB No. 157	USGAAP financial information	Non USGAAP financial information	Treatment on FASB No. 140 and FASB No. 157	USGAAP financial information
Net interest income, after reversal of provision of loan losses	96.9	(0.6)	96.4	29.8	(0.6)	29.2
Net other income	11.1	(12.2)	(1.1)	(11.6)	(12.2)	(23.7)

Net Income (loss)	67.1	(12.7)	54.3	7.6	(12.7)	(5.1)